Amendment No.1 dated February 28, 2020 to Free Writing Prospectus pursuant to Rule 433 dated February 25, 2020

Registration Statement No. 333-219206

Leveraged S&P 500® Index-Linked Notes due

OVERVIEW

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date is based on the performance of the S&P 500® Index as measured from the trade date to and including the determination date.

If the final underlier level on the determination date is greater than the initial underlier level, the return on your notes will be positive and will equal 3 times the underlier return, subject to the maximum settlement amount. If the final underlier level is less than the initial underlier level, the return on your notes will be negative.

You should read the accompanying preliminary pricing supplement dated February 24, 2020, which we refer to herein as the accompanying preliminary pricing supplement, to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc.

KEY TERMS
CUSIP / ISIN:	40056YL36 / US40056YL365
Company (Issuer):	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
Underlier:	the S&P 500® Index (current Bloomberg symbol: “SPX Index”)
Payment amount at maturity (for each $1,000 face amount of your notes):

▪if the underlier return is positive (the final underlier level is greater than the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 3 times (c) the underlier return, subject to the maximum settlement amount; or

▪if the underlier return is zero or negative (the final underlier level is equal to or less than the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the underlier return.

Initial underlier level:	to be determined on the trade date and may be higher or lower than the actual closing level of the index on that date
Final underlier level:	the closing level of the underlier on the determination date
Cap level:	expected to be between 105.07% and 105.96% of the initial underlier level
Maximum settlement amount:	expected to be between $1,152.1 and $1,178.8
Participation rate:	300%
Underlier return:	the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a positive or negative percentage
Trade date:
Settlement date:	expected to be the fifth scheduled business day following the trade date
Determination date:	a specified date that is expected to be between 19 and 22 months following the trade date
Stated maturity date:	a specified date that is expected to be the second scheduled business day following the determination date
Estimated value range:	$955 to $985 (which is less than the original issue price; see accompanying preliminary pricing supplement)

Hypothetical Payment Amount At Maturity*

Hypothetical Final Underlier Level (as a % of the Initial Underlier Level)	Hypothetical Payment Amount at Maturity (as a % of Face Amount)
200.000%	115.210%
175.000%	115.210%
150.000%	115.210%
125.000%	115.210%
105.070%	115.210%
103.000%	109.000%
102.000%	106.000%
101.000%	103.000%
100.000%	100.000%
75.000%	75.000%
50.000%	50.000%
25.000%	25.000%
0.000%	0.000%
*assumes a cap level of 105.07% of the initial underlier level

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

About Your Notes

GS Finance Corp. and The Goldman Sachs Group, Inc. have filed a registration statement (including a prospectus, as supplemented by the prospectus supplement, underlier supplement no. 4, general terms supplement no. 6,993, product supplement no. 1,738 and preliminary pricing supplement listed below) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, underlier supplement no. 4, general terms supplement no. 6,993, product supplement no. 1,738 and preliminary pricing supplement, and any other documents relating to this offering that GS Finance Corp. and The Goldman Sachs Group, Inc. have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at sec.gov. Alternatively, we will arrange to send you the prospectus, prospectus supplement, underlier supplement no. 4, general terms supplement no. 6,993, product supplement no. 1,738 and preliminary pricing supplement if you so request by calling (212) 357-4612.

The notes are part of the Medium-Term Notes, Series E program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This document should be read in conjunction with the following:

●	Preliminary pricing supplement dated February 24, 2020
●	Product supplement no. 1,738 dated July 10, 2017
●	General terms supplement no. 6,993 dated November 22, 2019
●	Underlier supplement no. 4 dated February 21, 2020
●	Prospectus supplement dated July 10, 2017
●	Prospectus dated July 10, 2017

RISK FACTORS

An investment in the notes is subject to risks. Many of the risks are described in the accompanying preliminary pricing supplement, accompanying product supplement no. 1,738, accompanying general terms supplement no. 6,993, accompanying underlier supplement no. 4, accompanying prospectus supplement and accompanying prospectus. Below we have provided a list of certain risk factors discussed in such documents. In addition to the below, you should read in full “Additional Risk Factors Specific to Your Notes” in the accompanying preliminary pricing supplement, “Additional Risk Factors Specific to the Underlier-Linked Notes” in the accompanying product supplement no. 1,738, “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 6,993 and “Additional Risk Factors Specific to the Notes” in the accompanying underlier supplement no. 4, as well as the risks and considerations described in the accompanying prospectus supplement and accompanying prospectus.

The following risk factors are discussed in greater detail in the accompanying preliminary pricing supplement:

▪The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

▪You Have No Shareholder Rights or Rights to Receive Any Underlier Stock
▪We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price
▪The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor

▪If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

▪The Amount Payable on Your Notes Is Not Linked to the Level of the Underlier at Any Time Other Than the Determination Date	▪Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future
▪You May Lose Your Entire Investment in the Notes	▪United States Alien Holders Should Consider the Withholding Tax Implications of Owning the Notes

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

▪Your Notes Do Not Bear Interest

▪Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker

Through Which You Hold the Notes to Provide Information to Tax Authorities

▪The Potential for the Value of Your Notes to Increase Will Be Limited

The following risk factors are discussed in greater detail in the accompanying product supplement no. 1,738:

▪Your Notes May Not Have an Active Trading Market	▪If the Levels of the Underlier or Basket of Underliers Change, the Market Value of Your Notes May Not Change in the Same Manner
▪The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors	▪Certain Considerations for Insurance Companies and Employee Benefit Plans

The following risk factors are discussed in greater detail in the accompanying general terms supplement no. 6,993:

▪The Return on Your Notes Will Not Reflect Any Dividends Paid on Any Underlier, or Any Underlier Stock, as Applicable

▪Goldman Sachs Regularly Provides Services to, or Otherwise Has Business Relationships with, a Broad Client Base, Which May Include the Sponsors of the Underlier or Underliers or Constituent Indices, As Applicable, or the Issuers of the Underlier Stocks or Other Entities That Are Involved in the Transaction

▪Other Investors in the Notes May Not Have the Same Interests as You

▪Anticipated Hedging Activities by Goldman Sachs or Our Distributors May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes

▪The Offering of the Notes May Reduce an Existing Exposure of Goldman Sachs or Facilitate a Transaction or Position That Serves the Objectives of Goldman Sachs or Other Parties
▪Past Performance is No Guide to Future Performance
▪Goldman Sachs’ Trading and Investment Activities for its Own Account or for its Clients Could Negatively Impact Investors in the Notes	▪The Calculation Agent Will Have the Authority to Make Determinations That Could Affect the Market Value of Your Notes, When Your Notes Mature and the Amount, If Any, Payable on Your Notes
▪Goldman Sachs’ Market-Making Activities Could Negatively Impact Investors in the Notes

▪The Policies of an Underlier Sponsor, if Applicable, and Changes that Affect an Underlier to Which Your Notes are Linked, or the Constituent Indices or Underlier Stocks Comprising Such Underlier, Could Affect the Amount Payable on Your Notes and Their Market Value

▪You Should Expect That Goldman Sachs Personnel Will Take Research Positions, or Otherwise Make Recommendations, Provide Investment Advice or Market Color or Encourage Trading Strategies That Might Negatively Impact Investors in the Notes

▪The Calculation Agent Can Postpone the Determination Date, Averaging Date, Call Observation Date or Coupon Observation Date If a Market Disruption Event or Non-Trading Day Occurs or Is Continuing

The following risk factor is discussed in greater detail in the accompanying underlier supplement no. 4

▪Except to the Extent The Goldman Sachs Group, Inc. Is One of the Companies Whose Common Stock Comprises an Underlier, and Except to the Extent That We or Our Affiliates May Currently or in the Future Own Securities of, or Engage in Business With, the Applicable Underlier Sponsor or the Underlier Stock Issuers, There Is No Affiliation Between the Underlier Stock Issuers

The following risk factors are discussed in greater detail in the accompanying prospectus supplement:

▪The Return on Indexed Notes May Be Below the Return on Similar Securities	▪An Index to Which a Note Is Linked Could Be Changed or Become Unavailable
▪The Issuer of a Security or Currency That Serves as an Index Could Take Actions That May Adversely Affect an Indexed Note	▪We May Engage in Hedging Activities that Could Adversely Affect an Indexed Note
▪An Indexed Note May Be Linked to a Volatile Index, Which May Adversely Affect Your Investment	▪Information About an Index or Indices May Not Be Indicative of Future Performance
▪We May Have Conflicts of Interest Regarding an Indexed Note

The following risk factors are discussed in greater detail in the accompanying prospectus:

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements	▪The application of Group Inc.’s preferred resolution strategy could increase the losses incurred by holders of our debt securities.
▪The application of regulatory resolution strategies could increase the risk of loss for holders of our debt securities in the event of the resolution of Group Inc.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

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